Exhibit 99.21

Volaris Reports January 2015 Traffic Results, Passenger Traffic Growth of 11%, while Maintaining Domestic Capacity Discipline and International Growth in an Improving Revenue Environment

Mexico City, Mexico February 6, 2015 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the United States, today reported its preliminary traffic results for January 2015.

During the month of January 2015, Volaris continued to demonstrate capacity discipline in the domestic market and strong growth in the international market, in an improving revenue and yield environment. Total capacity as measured in Available Seat Miles (ASMs) for the month of January increased by 7.6%, and total passengers reached 903 thousand, an increase of 11.0%. Volaris’ total demand for the month of January measured in Revenue Passenger Miles (RPMs) increased 5.7% year over year, reaching 895 million.

The following table summarizes Volaris’ traffic results for the month.

	Jan 2015	Jan 2014	Variance
RPMs (Millions)
Domestic	620	622	-0.4%
International	275	224	22.8%

Total	895	846	5.7%
ASMs (Millions)
Domestic	773	772	0.1%
International	344	266	29.1%

Total	1,117	1,038	7.6%
Load Factor
Domestic	80.2%	80.6%	(0.4	) pp
International	80.1%	84.2%	(4.1	) pp

Total	80.1%	81.5%	(1.4	) pp
Passengers (Thousands)
Domestic	716	660	8.5%
International	187	153	21.8%

Total	903	813	11.0%

Investor Relations contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*	Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico and the United States. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 129 and its fleet from four to 50 aircraft. Volaris offers more than 235 daily flight segments on routes that connect 36 cities in Mexico and 18 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com